FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 November 2005 to 21 November 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — JM Sunderland, 4 November 2005

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 9 November 2005

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — JM Sunderland, 10 November 2005

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 16 November 2005

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — KG Hanna, 16 November 2005

99.6	Cadbury Schweppes Receives Binding Offer of €1.85 Billion (£1.27 Billion) For Europe Beverages — 21 November 2005

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ Hester Blanks

(Registrant)

Signed:	Hester Blanks
Group Secretary

Dated:	21 November 2005

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director JOHN MICHAEL SUNDERLAND	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH
	DIRECTOR’S OWN HOLDING

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JOHN MICHAEL SUNDERLAND 580,173	8.	State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES
	JEAN MARGARET SUNDERLAND 237,350 JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS1 52,000
	JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS2 54,000 TUDOR NOMINEES LTD 5,974 BT GLOBENET NOMINEES LTD A/C10 3,972 DOUGLAS DEAKING YOUNG LTD 5,189

9.	Number of shares, debentures or financial instruments relating to shares acquired 100,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 100,000	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction ACQUIRED: £3.515 DISPOSED: £5.59	14.	Date and place of transaction 3 NOVEMBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 938,658 (0.05%)	16.	Date issuer informed of transaction 3 NOVEMBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 NOVEMBER 2005

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	PDMR’S OWN HOLDING		ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HESTER BLANKS 47,579 ANDREW GABBUTT 24,784 BANK OF NEW YORK NOMINEES LTD A/C 491846 21,507 HSDL NOMINEES LTD A/C SIP 1,296 HSDL NOMINEES LTD A/C MAXI 795 HALIFAX SC PEP 3,767	8.	State the nature of the transaction ACQUISITION OF ADDITIONAL SHARES HELD IN SINGLE COMPANY PEP THROUGH PARTICIPATION IN THE INTERIM DIVIDEND 2005 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 20	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£5.50		18 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 99,748	16.	Date issuer informed of transaction 8 NOVEMBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY
Date of notification 9 NOVEMBER 2005

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director JOHN MICHAEL SUNDERLAND	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JOHN MICHAEL SUNDERLAND JEAN MARGARET SUNDERLAND JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS1 JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS2 TUDOR NOMINEES LTD BT GLOBENET NOMINEES LTD A/C10 DOUGLAS DEAKIN YOUNG LTD	580,173 237,350 52,000 54,000 5,974 3,972 5,189	8.	State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired 100,000		10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 100,000		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction		14.	Date and place of transaction

	ACQUIRED: £3.515 DISPOSED: £5.65			10 NOVEMBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 938,658 (0.05%)		16.	Date issuer informed of transaction 10 NOVEMBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 10 NOVEMBER 2005

Exhibit 99.4
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HESTER BLANKS ANDREW GABBUTT BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP HSDL NOMINEES LTD A/C MAXI HALIFAX SC PEP	47,579 24,784 21,507 1,296 795 3,787	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.705	14.	Date and place of transaction 14 NOVEMBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 99,772	16.	Date issuer informed of transaction 15 NOVEMBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 16 NOVEMBER 2005

Exhibit 99.5
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them KENNETH GEORGE HANNA BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP	250,000 127,587 507	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.705	14.	Date and place of transaction 14 NOVEMBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 378,118	16.	Date issuer informed of transaction 15 NOVEMBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised
			N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 16 NOVEMBER 2005

Exhibit 99.6
21 November 2005
CADBURY SCHWEPPES RECEIVES BINDING OFFER OF €1.85 BILLION (£1.27 BILLION)
FOR EUROPE BEVERAGES
Cadbury Schweppes announces that it has received a binding offer from a consortium acting on behalf of the funds managed by Blackstone Group International and Lion Capital LLP (the “Consortium”) to buy the Group’s Europe Beverages business for €1.85 billion in cash, representing approximately 9.5 times Europe Beverages’ forecast 2005 underlying EBITDA.
Todd Stitzer, CEO of Cadbury Schweppes said: “I’m delighted that within such a short time we have achieved a firm offer for Europe Beverages at a price which reflects the quality of its brands and the strength of its management team. Following completion of a deal, we will be able to focus on our faster growing confectionery and other beverage businesses.”
Details of the Transaction
Cadbury Schweppes will now undertake the appropriate communication and consultation with relevant employee representatives. Following the completion of this process, Cadbury Schweppes will be able to accept the Consortium’s binding offer to buy Europe Beverages. If Cadbury Schweppes does not accept this binding offer, it will be required to pay a termination fee to the Consortium of approximately 5% of the offer value and retain the Europe Beverages business for a period of twelve months.
If Cadbury Schweppes accepts the Consortium’s binding offer, the transaction will be conditional on European Union regulatory approval, and is expected to complete in early 2006.
Goldman Sachs acted as sole financial advisor to Cadbury Schweppes in relation to this transaction.
Impact on Cadbury Schweppes
Gross proceeds from the offer for Europe Beverages will be €1.85 billion (£1.27 billion). Expenses and tax payable are not expected to be more than 10% of the gross proceeds. The proceeds will be used to reduce the Group’s net debt, which at June 2005 was £4.3 billion.
Europe Beverages will be classified as a discontinued operation in the Group’s accounts for the year to 1 January 2006 (“2005”), and comparative information for the year to 2 January 2005 (“2004”) will be re-presented accordingly. Further details on the accounting treatment are given in Note 2 including a re-presented summary 2004 income statement.
Information on Europe Beverages
Europe Beverages’ principal products are carbonated soft drinks, mineral waters and still drinks. Its main brands are Schweppes, Orangina, TriNa, Oasis and La Casera which account for around 75% of sales. Other brands include Apollinaris, Pampryl, Gini and Vida. Products are sold across Continental Europe, with some sales in the UK, parts of North and West Africa and the Middle East. Sales are concentrated in three countries, France, Spain and Germany, which account for around 85% of total sales.

The business has wholly owned bottling operations in Germany, Spain, Portugal and Belgium and a production arrangement with San Benedetto in France. In other countries, the business operates through licence agreements with third party manufacturers and distributors. The business has around 3,000 employees.
On an IFRS basis, Europe Beverages’ revenue, underlying EBITDA and underlying operating profit for the financial year ended 2 January 2005 were £653 million, £139 million and £116 million respectively. The value of Europe Beverages’ gross assets was £994 million at 19 June 2005 and net assets as at the same date were £644 million.
Trading Update — 13 December
Cadbury Schweppes will issue its regular pre-close trading update on 13 December 2005.
For further information:

Cadbury Schweppes plc	+44 207 409 1313 www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5124

Media Enquiries Andraea Dawson-Shepherd Katie MacDonald-Smith	+44 207 830 5011

Maitland Consultancy Angus Maitland Philip Gawith	+44 207 379 5151
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Cadbury Schweppes in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Cadbury Schweppes for providing the protections afforded to its customers or for providing advice in relation to this announcement or in relation to any transaction, arrangement or other matter referred to herein.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in the US and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 50,000 people.
Following a disposal of Europe Beverages, approximately two thirds of Cadbury Schweppes’ revenue will come from its global confectionery operations, and the other third from its beverages businesses in the US, Canada, Mexico and Australia. The Group retains the right to the Schweppes names in these countries.
2. Accounting Treatment
Under IFRS 5, Europe Beverages will be classified as a discontinued operation in the Group’s accounts for the year to 1 January 2006 (“2005”), and, where required, comparative information for the year to 2 January 2005 (“2004”) will be re-presented accordingly.
Income Statement
For 2005, the results of Europe Beverages will be excluded from the results of the Group’s continuing operations, and Europe Beverages’ profit after tax (including the costs of disposal incurred to date) will be disclosed as a single line item below profit after tax for the Group’s continuing operations. The comparative 2004 income statement will be re-presented accordingly. A summary income statement for Europe Beverages and an analysis of the profit on disposal will be presented in the notes to the accounts. The Group’s 2004 income statement will be re-presented as follows:

CONSOLIDATED IFRS INCOME STATEMENT FOR THE 53 WEEKS ENDED 2 JANUARY 2005

	2004	2004	2004
	As originally	Europe	As re-
	presented	Beverages	presented
		(unaudited)	(unaudited)
	£m	£m	£m
Continuing Operations
Revenue	6,738	(653)	6,085
Trading costs	(5,668)	537	(5,131)
Restructuring costs	(166)	26	(140)
Amortisation of brand intangibles	(7)	—	(7)
Profit on non-trading items	19	(1)	18

Profit from Operations	916	(91)	825
Share of result in associates	21	1	22

Profit before Financing and Taxation	937	(90)	847
Investment income	48	—	48
Finance costs	(253)	—	(253)

Profit before Taxation	732	(90)	642

RECONCILIATION FROM REPORTED TO UNDERLYING PERFORMANCE

Continuing Operations
Profit from Operations	916	(91)	825
Restructuring costs	166	(26)	140
Amortisation of brand intangibles	7	—	7
Non-trading items	(19)	1	(18)

Underlying Profit from Operations	1,070	(116)	954

Balance Sheet and Cash Flow Statement
The total assets and total liabilities of Europe Beverages will each be shown as a single line in the 2005 balance sheet. In accordance with IFRS 5, the 2004 balance sheet will not be restated. A summary balance sheet for Europe Beverages will be presented in the notes to the 2005 accounts. Cash flows arising from Europe Beverages will be included in the Group’s cash flow statement.